CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Insynergy Products, Inc.

Studio City, CA

We consent to use in this Post-Effective Amendment No. 2 to Form S-1 Registration Statement of Insynergy Products, Inc. of our report dated March 28, 2014, which includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern, relating to our audit of the financial statements as of December 31, 2013 and 2012, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to our firm under the captions “Selected Consolidated Financial Data” and “Experts” in such Prospectus.

/s/ HJ Associates & Consultants, LLP

HJ Associates & Consultants, LLP

Salt Lake City, Utah

December 12, 2014